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                                  NEWS RELEASE

                             SANTA BARBARA BANCORP

Santa Barbara Bancorp
1021 Anacapa Street
Santa Barbara, California

                                                           FOR IMMEDIATE RELEASE

                             SANTA BARBARA BANCORP
                        ANNOUNCES PRELIMINARY RESULTS OF
             TENDER OFFER TO REPURCHASE SHARES OF ITS COMMON STOCK

Santa Barbara, California, February 25, 1997 . . . Santa Barbara Bancorp (NASDAQ-SABB), the holding company for Santa Barbara Bank & Trust, today announced that a preliminary count by Norwest Bank Minnesota, N.A., the Depository for the Company's self-tender offer, indicates that, subject to final verification, 65,247 shares of the Company's common stock have been accepted for purchase at a price of $30.00 net per share. The self-tender offer commenced on January 10, 1997 and expired at 5:00 p.m., Pacific Standard Time, on February 21, 1997. Prior to the purchase of shares tendered in the self-tender offer, the Company had approximately 7,616,746 shares of common stock outstanding.

Payment for shares properly tendered and accepted will be made promptly, subject to proper delivery of shares in accordance with the terms of the offer. The Company indicated that it would utilize its available cash from the sale or maturity of short-term investments to purchase the shares.

For Information Contact:

David W. Spainhour                 (805) 564-6345
William S. "Tom" Thomas, Jr.       (805) 564-6216